[redacted]

13025213

TES

GE COMMISSION

Washington, D.C. 20549

SEC Mail Processing Section SEP 30 2013 Washington DC 404

CM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2014 |
| Estimated average burden hours per response.... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-17550 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING August 1, 2012 (Date) AND ENDING July 31, 2013 (Date)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary Goldberg & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

| Suffern | New York | 10901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary M. Goldberg (800) 433-0323
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name)*

| 100 Eagle Rock Avenue Suite 200 | East Hanover | New Jersey | 07936 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requriement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

**SEC 1410 (06-02)**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

11/2/13

# OATH OR AFFIRMATION

I, Gary M. Goldberg swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Co., Inc. as of July 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANNINE BARBOSA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6218782
Qualified in Orange County
My Commission Expires March 08, 2014

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 340.17a-5(e)(3).

# GARY GOLDBERG & CO., INC.
# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**SEC FILE NO. 8-17550**

**YEAR ENDED JULY 31, 2013**

**AND**

**INDEPENDENT AUDITORS' REPORT**

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

# GARY GOLDBERG & CO., INC.
# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**SEC FILE NO. 8-17550**

**YEAR ENDED JULY 31, 2013**

**AND**

**INDEPENDENT AUDITORS' REPORT**

## GARY GOLDBERG & CO., INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Gary Goldberg & Co., Inc.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Gary Goldberg & Co., Inc. as of July 31, 2013, and the related statement of income, change in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Basis for Qualified Opinion**

As disclosed in Note 4 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company. As disclosed in Note 15 to the financial statements, generally accepted accounting principles require that certain entities under common control be consolidated by the Company. The Company has not consolidated an entity that meets the criteria for consolidation. Quantification of the effects of these departures from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not practicable to determine.

**Qualified Opinion**

In our opinion, except for the effect of not consolidating certain entities as explained in the Basis for Qualified Opinion paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gary Goldberg & Co., Inc. as of July 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matters**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

September 25, 2013

# GARY GOLDBERG & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

## JULY 31, 2013

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 558,262 |
| Commissions receivable | | 132,998 |
| Deposit with clearing organization | | 50,000 |
| Due from clearing broker | | 237,915 |
| Investments in unconsolidated subsidiaries, at cost | | 16,286 |
| Property and equipment - at cost, net | | 72,681 |
| Due from shareholder | | 449,689 |
| Due from affiliate | | 38,108 |
| Officer's life insurance - cash surrender value | | 8,062 |
| Other assets | | 80,106 |
| | $ | 1,644,107 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 206,773 |
| Income taxes payable | | 90,711 |
| Due to subsidiary | | 85,461 |
| | | 382,945 |
| Commitments | | |
| Liabilities subordinated to claims of general creditors | | 770,000 |
| **Stockholders' equity** | | |
| Preferred stock, 12.5% cumulative convertible, $100 par value per share, authorized 10,000 shares, issued 2,452 shares and 2,392 shares outstanding; liquidation value $100 per share | | 239,200 |
| Common stock, class A - $0.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and 227,572 shares outstanding of voting stock and 181,328 shares outstanding of non-voting stock | | 4,089 |
| Additional paid-in capital | | 2,263,864 |
| Accumulated deficit | | (2,004,686) |
| Treasury stock, at cost, 11,350 shares of common stock - class A; and 60 shares of 12.5% cumulative convertible preferred stock | | (11,305) |
| | | 491,162 |
| | $ | 1,644,107 |

See notes to financial statements.

## GARY GOLDBERG & CO., INC.

## STATEMENT OF INCOME

## YEAR ENDED JULY 31, 2013

| | |
|---|---|
| **Revenues** | |
| Commissions | |
| Insurance | $ 4,438,418 |
| Trading | 123,423 |
| Other | 30,721 |
| | 4,592,562 |
| **Expenses** | |
| Employee compensation and benefits | 2,370,255 |
| Commission expense | 11,750 |
| Interest | 66,536 |
| Clearance charges | 145,637 |
| Communications | 33,290 |
| Occupancy | 292,064 |
| Advertising and promotional costs | 250,076 |
| Quotation services | 43,684 |
| Regulatory fees | 52,684 |
| Depreciation and amortization | 29,724 |
| Consulting | 81,421 |
| Seminars and education | 70,257 |
| Insurance | 100,358 |
| Accounting and audit | 79,852 |
| Travel and entertainment | 223,450 |
| Other operating expenses | 355,720 |
| | 4,206,758 |
| Income before taxes | 385,804 |
| Income taxes | 201,002 |
| **Net income** | $ 184,802 |

See notes to financial statements.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED JULY 31, 2013

| | Capital Stock | | Additional | | | Total |
|---|---|---|---|---|---|---|
| | Preferred | Common * | Paid-in Capital | Accumulated Deficit | Treasury Stock | Stockholders' Equity |
| **Balance at August 1, 2012,** | $ 239,200 | $ 4,089 | $ 2,263,864 | $ (2,189,291) | $ (11,305) | $ 306,557 |
| Net income | - | - | - | 184,802 | - | 184,802 |
| Dividends paid | - | - | - | (197) | - | (197) |
| **Balance at July 31, 2013** | $ 239,200 | $ 4,089 | $ 2,263,864 | $ (2,004,686) | $ (11,305) | $ 491,162 |

* $1,813 has been designated as non-voting common stock.

See notes to financial statements.

GARY GOLDBERG & CO., INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2013

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 184,802 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
| Depreciation and amortization | | 29,724 |
| Changes in assets and liabilities | | |
| Commissions receivable | | (5,192) |
| Due from clearing broker | | (151,683) |
| Due to subsidiary | | (367,057) |
| Due from affiliate | | 58,471 |
| Other assets | | 12,301 |
| Accounts payable and accrued expenses | | 50,323 |
| Dividends payable | | (197) |
| Income taxes payable | | (160,888) |
| Net cash used in operating activities | | (349,396) |
| **Cash flows from financing activities** | | |
| Due from shareholder | | 2,795 |
| Repayment of subordinated note | | (100,000) |
| Net cash used in financing activities | | (97,205) |
| **Net decrease in cash** | | (446,601) |
| **Cash, beginning of year** | | 1,004,863 |
| **Cash, end of year** | $ | 558,262 |
| **Supplemental cash flow disclosures** | | |
| Interest paid | $ | 67,429 |
| Income taxes paid | | 401,591 |

See notes to financial statements.

**GARY GOLDBERG & CO., INC.**

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

**YEAR ENDED JULY 31, 2013**

| | | |
|---|---|---|
| Balance, August 1, 2012 | $ | 870,000 |
| Repayment of subordinated note | | (100,000) |
| **Balance, July 31, 2013** | $ | 770,000 |

See notes to financial statements.

## GARY GOLDBERG & CO., INC.

## NOTES TO FINANCIAL STATEMENTS

### 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
Gary Goldberg & Co., Inc. (the "Company") was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979, the name was again changed to Gary Goldberg & Co., Inc.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker-dealer of products consisting primarily of insurance annuities and mutual funds. The Company is headquartered in Suffern, New York and has sales offices in New York, New Jersey and Connecticut.

The Company has two wholly owned subsidiaries that have not been consolidated in these financial statements. These subsidiaries are Gary Goldberg Planning Services, Inc. ("GGPS"), which provides investment advisory services, and Gary Goldberg Advisory Services, Inc. ("GGAS"), which is currently inactive. Generally accepted accounting principles ("GAAP") require that a wholly-owned subsidiary be presented on a consolidated basis with that of the parent company.

**Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

**Concentrations of Credit Risk for Cash**
The Company maintains its cash balances at various banks. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

**Depreciation and Amortization**
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives or the term of the lease, whichever is shorter.

**Revenue Recognition**
Commission income received from a clearing organization from the sale of mutual fund shares is recorded on a settlement date basis. Commissions derived from the marketing of insurance investments and annuity investments are recorded on a trade date basis.

## 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Advertising and Promotion**
The Company expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended July 31, 2013 totaled $250,076.

**Income Taxes**
Federal, state and local income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

**Subsequent Events**
These financial statements were approved by management and available for issuance on September 25, 2013. Management has evaluated subsequent events through this date.

## 2 - COMMISSIONS RECEIVABLE

The Company had receivables of $132,998 as of July 31, 2013, which were due from insurance providers for commissions it earned on customers' transactions.

## 3 - DEPOSITS WITH CLEARING ORGANIZATION

The Company has a clearing deposit of $50,000 with the clearing broker, pursuant to requirements set forth by the clearing broker. The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain net capital of $50,000.

The Company clears all its security transactions on a fully disclosed basis through a clearing broker, which is an exchange member organization, under an agreement with an initial term expiring May 2015. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated any time after the initial term by either party after giving 90 days written notice.

## 4 - INVESTMENT IN SUBSIDIARY

The Company has an investment of $16,286 in its wholly-owned subsidiary, Gary Goldberg Planning Services, Inc., which is carried at cost. The Company has not consolidated this subsidiary, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations and cash flows of the Company are not practicable to determine.

## 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 501,114 |
| Office equipment | 32,495 |
| Leasehold improvements | 159,259 |
| Telephone equipment | 94,557 |
| | 787,425 |
| Less - Accumulated depreciation and amortization | (714,744) |
| | $ 72,681 |

## 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes are held by Joan Goldberg. Joan Goldberg is a member of the Board of Directors and the wife of Gary M. Goldberg. Interest expense related to these notes was approximately $67,000 for the year ended July 31, 2013.

## 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

Borrowings under these subordination agreements consist of the following:

| Maturity Date | Annual Interest Rate | Principal Amount |
|---|---|---|
| April 30, 2015 | 10% | $ 570,000 |
| November 1, 2013 | Variable, based on rate earned on deposit with clearing broker | 200,000 |
| | | $ 770,000 |

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be eligible for repayment.

## 7 - PREFERRED STOCK

Each share of preferred stock is convertible into 50 shares of class A –voting common stock, at any time at the option of the holder. The owner of 99.5% of preferred stock (see Note 9) has waived his right to receive dividends.

## 8 - INCOME TAXES

The Company files consolidated Federal and combined state income tax returns with its wholly-owned subsidiaries, GGPS and GGAS. The provision for income taxes consists of the following:

| | |
|---|---|
| Current | |
| Federal | $ 120,214 |
| State | 80,788 |
| | $ 201,002 |

**8 - INCOME TAXES** (Continued)

The Federal tax provision differs from the tax provision resulting from the application of the Federal statutory rate, primarily due to non-deductible meals and entertainment, officer's life insurance and the state income tax provision.

**9 - RELATED PARTY TRANSACTIONS**

**Majority Shareholder**
Gary M. Goldberg, CEO, GGPS and other related parties own 99.54% of the common stock of the Company. Pursuant to an employment agreement with the Company covering the year ended July 31, 2013, he received compensation in the form of a base salary and bonus totaling $300,000 and $808,655, respectively, plus benefits as defined in the agreement.

**Preferred Stock**
Approximately 99.5% of the preferred stock is held by a trust, the beneficiaries of which are family members of Gary M. Goldberg.

**Common Stock**
On December 17, 2012 the Board of Directors through a corporate resolution approved the issuance of or creation of non-voting shares of common stock. On December 28, 2012 Gary M. Goldberg gifted 181,328 shares of common stock to his wife which has been designated as non-voting shares. On December 30, 2012 Joan Goldberg transferred these non-voting shares to The Joan W. Goldberg Spousal Lifetime Access Trust.

**Stock Dividends**
Gary M. Goldberg and all related parties have waived their right to receive dividends on their common stock holdings. The trust has waived its right to receive dividends on its preferred stock holdings and common stock holdings.

**Due From Shareholder**
As of July 31, 2013, the Company had advanced $449,689 to Gary M. Goldberg, which is due on demand. The advances are non-interest bearing.

**Due From Affiliate**
The Company made advances to an affiliate totaling $38,108 as of July 31, 2013, which are due on demand. The advances are non-interest bearing.

## 9 - RELATED PARTY TRANSACTIONS (Continued)

**Operating Expenses**
Certain expenses, consisting primarily of occupancy, travel and entertainment, and office expenses, are allocated between the Company and its subsidiary, GGPS, under an expense sharing agreement. Under the terms of the agreement, most expenses are allocated 50% to each entity. Under the amendment effective August 1, 2010, all venue costs and costs of marketing are allocated 90% to GGPS and 10% to GGCO. These expenses are included in seminars and education in the accompanying statement of income. As of July 31, 2013, the Company has a balance of $85,461 due to GGPS relating to these expense allocations.

**Employee Compensation and Benefits**
Most employees of the Company are also employees of GGPS. All employees are paid by GGPS and the respective salaries are then allocated to the Company based on services provided. Employee benefits are also allocated between the two companies.

See Notes 6 and 11 for additional related party information.

## 10 - PENSION AND PROFIT SHARING

The Company has a safe harbor 401(k) plan which covers substantially all full time employees. In accordance with the provisions of section 401(k) of the internal revenue code, participants are permitted to contribute a portion of their gross earnings into the Plan. Employer contributions are made on a nonselective basis to each eligible participant as described by the plan and may not be less than 3% of an employee's compensation. In addition, the employer may make a discretionary profit sharing contribution subject to certain limitations. Pension plan expense for the year ended July 31, 2013 was approximately $23,000.

## 11 - COMMITMENTS

**Facility Leases**
The Company leases office space in Suffern, New York from Goldberg Montebello, LLC, an entity owned by Gary and Joan Goldberg. The lease expires February 28, 2016 and requires monthly payments of $10,293 plus a pro-rata portion of operating and maintenance expenses and real estate taxes.

**11 - COMMITMENTS** (Continued)

**Facility Leases** (Continued)
The Company leases additional office space at locations in New York and Connecticut under annual leases expiring on various dates through 2015.

Rent expense totaled $261,727 for the year ended July 31, 2013, including rent paid to the related party of $176,522.

**Vehicle and Equipment Leases**
The Company leases vehicles and copiers under operating leases expiring at various periods through 2016. Lease expense for these leases totaled approximately $87,000 for the year ended July 31, 2013.

Future minimum commitments under all operating leases are as follows:

| Year Ending July 31, | |
|---|---|
| 2014 | $ 246,688 |
| 2015 | 201,090 |
| 2016 | 93,289 |
| | $ 541,067 |

**Employment Agreements**
Gary M. Goldberg had an employment agreement with the Company that provided for compensation in the form of salary, commissions, incentive bonuses, and benefits. Under the amended agreement dated February 16, 2012, Mr. Goldberg's compensation is to include an annual base salary of $300,000, an annual performance bonus as approved by the Board of Directors based on Company profitability, and certain benefits, as defined and will terminate on July 31, 2016. The agreement also provides for certain payments to him, his wife and/or his estate in the event of his disability or death.

The Company has entered into annual employment agreements with certain other key employees that provide for a period of compensation under certain conditions.

## 12 - GUARANTEES

The Company entered into a guarantee agreement under which it guarantees certain amounts due to the preferred shareholders of GGPS upon the occurrence of a redemption event, as defined, and may not transfer its shares of common stock of GGPS unless the transferee agrees to assume this guarantee. As of July 31, 2013 no redemption event has taken place.

## 13 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital. At July 31, 2013, the Company had net capital of $596,230, which exceeds requirements by $570,700. The Company's ratio of aggregate indebtedness to net capital was .642 to 1.

## 14 - MAJOR SOURCES OF REVENUE

The Company earned commission revenue on sales from annuity products offered by two major insurance providers, which accounted for 48% and 41% of sales for the year ended July 31, 2013. Related commissions receivable totaled $132,998 at July 31, 2013.

## 15 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Under certain conditions, generally accepted accounting principles require the consolidation of entities where the usual condition (ownership of a majority voting interest) of consolidation does not apply. If a controlling financial interest exists through arrangements that do not involve voting interests, a company may have exposure (variable interest) to the economic risks and potential rewards from the activities of variable interest entities ("VIE"). If a company holds a majority of the variable interests of another entity, it is considered the primary beneficiary, and consolidation of the VIE is required.

Under the above guidelines, the Company has control over an entity that is considered to be a VIE. The entity owns real estate, a significant portion of which is leased to the Company and to GGPS. The Company is considered to be the primary beneficiary of the activities of this entity.

## 15 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES (Continued)

The Company has not consolidated the VIE, which represents a departure from generally accepted accounting principles. The effects of this departure from generally accepted accounting principles on the financial position, results of operations, and cash flows of the Company are not practicable to determine.

## SUPPLEMENTARY INFORMATION

## PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

## AS OF JULY 31, 2013

## GARY GOLDBERG & CO., INC.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF JULY 31, 2013

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total stockholders' equity | $ | 491,162 |
| Additions | | |
| Liabilities subordinated to claims of general creditors | | 770,000 |
| | | 1,261,162 |
| Deductions and/or charges | | |
| Non-allowable assets | | 664,932 |
| **Net capital** | $ | 596,230 |
| | | |
| **Computation of aggregate indebtedness** | | |
| Accounts payable, accrued expenses and other liabilities | $ | 382,945 |
| **Aggregate indebtedness** | $ | 382,945 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ | 25,530 |
| Minimum dollar requirement | | 5,000 |
| Net capital requirement (greater of minimum net capital or dollar requirement) | $ | 25,530 |
| | | |
| **Excess net capital** | $ | 570,700 |
| | | |
| **Excess net capital at 1000 percent** | $ | 557,936 |
| | | |
| **Ratio - Aggregate indebtedness to net capital** | | .642 to 1 |
| | | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of July 31, 2013) | | |
| Net capital, as reported in Company's Part II (unaudited) Focus report | $ | 604,554 |
| Decreases resulting from July 31, 2013 audit adjustments, net | | (8,324) |
| **Net capital, as included in this report** | $ | 596,230 |

**GARY GOLDBERG & CO., INC.**

**SCHEDULE II - STATEMENT REGARDING SEC RULE 15c3-3**

**JULY 31, 2013**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
of Gary Goldberg & Co., Inc.

In planning and performing our audit of the financial statements of Gary Goldberg & Co., Inc. (the "Company"), as of and for the year ended July 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
September 25, 2013

# GARY GOLDBERG & CO., INC.

## SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

## SEC FILE NO. 8-17550

## YEAR ENDED JULY 31, 2013

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
of Gary Goldberg & Co., Inc.

In accordance with rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2013, which were agreed to by Gary Goldberg & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gary Goldberg & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gary Goldberg & Co., Inc.'s management is responsible for Gary Goldberg & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

September 25, 2013

## GARY GOLDBERG & CO., INC.

## SECURITIES INVESTOR PROTECTION CORPORATION
## SCHEDULE OF ASSESSMENT AND PAYMENTS

## YEAR ENDED JULY 31, 2013

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the period August 1, 2012 to July 31, 2013 | | $ 21.27 |
| Payment schedule: | | |
| Prior year SIPC-7 overpayment applied | | (1,653.38) |
| Overpayment applied to subsequent year | | ($ 1,632.11) |